SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Hudson Holding Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    443793104
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              David Selengut, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue
                            New York, New York 10017
                                  212-370-1300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 8, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443793104
--------------------------------------------------------------------------------

      1) Name of Reporting Persons: Martin Cunningham I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

      2)     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]

--------------------------------------------------------------------------------

      3) SEC Use Only

--------------------------------------------------------------------------------

      4)     Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------

      5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

      6)    Citizenship Or Place Of Organization
             United States of America

--------------------------------------------------------------------------------

                                 (7) Sole Voting Power
                                         5,003,565

                               -------------------------------------------------

          Number of               (8)   Shared Voting Power
           Shares                                    0
        Beneficially
            Owned              -------------------------------------------------
           By Each
          Reporting               (9)   Sole Dispositive Power
         Person With                        5,003,565

-------------------------------------------------------------------------------

                                  (10)  Shared Dispositive Power
                                                      0

--------------------------------------------------------------------------------

      11) Aggregate Amount Beneficially Owned by Each Reporting Person
              5,003,565

--------------------------------------------------------------------------------

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              |_|

--------------------------------------------------------------------------------

      13)     Percent of Class Represented by Amount in Row (11) Approximately
              13.6%

--------------------------------------------------------------------------------

      14)   Type of Reporting Person
              IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

      This Schedule 13D is filed on behalf of Martin Cunningham relating to the acquisition of 825,000 shares of common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation., a Delaware corporation ("Hudson"). The address of the principal executive offices of the Issuer is 111 Town Square Place, Suite 1500A, Jersey City, New Jersey 07310

Item 2.  Identity & Background

This statement is filed on behalf of:

(a) Martin Cunningham

(b) 525 Washington Blvd., Jersey City, NJ 07310

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Issuer.

(d) The Reporting Person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3  Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase from personal funds of the reporting person.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a), (b) The Reporting Person beneficially owns 5,003,565 Shares, or 13.6% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power and dispositive power of all the shares of Common Stock he beneficially owns.

      (c) On August 8, 2007, the Reporting Person acquired 825,000 Shares through a private purchase.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.

Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 22, 2007                        /s/ Martin Cunningham
                                                 ----------------------
                                                  Martin Cunningham